

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2015

<u>Via E-Mail</u>
B. Shayne Kennedy
Latham & Watkins LLP
50 Town Center Drive
20th Floor
Costa Mesa, CA 92626-1925

> **Re: Puma Biotechnology, Inc.**
> **PREC14A filed November 23, 2015**
> **DEFA14A filed November 19, 2015**
> **DEFA14A filed November 2, 2015**
> **File No. 001-35703**

Dear Mr. Kennedy:

We have reviewed your filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your consent revocation statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms have the same meaning as in your consent revocation statement.

<u>PREC14A</u>

<u>Reasons to Reject the Eshelman Consent Proposal, page 2</u>

1. We note your statement in the first paragraph on page 2 that Dr. Eshelman will control 40% of the Board while owning stock representing no more than 1% of the Company. Balance this disclosure by including figures for the Company's directors and their ownership stake versus their Board representation at 60% assuming Mr. Eshelman and his nominees are elected.

2. Refer to the last sentence in the first bullet point on page 2. By footnote or other reference, provide details about the "additional milestones relating to various clinical trials" that the Company is expecting "through the end of 2015 and beyond." With

respect to the date references, revise to be more specific about the time line to which you refer.

3. Refer to the second bullet point on page 2. Explain why, in your opinion, a nine-member Board would not foster active participation and contribution from each of the directors. Similarly, explain why in your opinion a nine-member (versus the current five-member) Board would not provide for efficient decision-making.

4. We note your statement that Dr. Eshelman's proposals would place a "potentially dissident minority of directors on the Board under the control of a single stockholder." Please revise this statement to reflect the fact that all directors elected to the Company's board of directors would owe a fiduciary duty to act in the best interest of the Company and all of its shareholders.

Proposal 1, page 3

5. Clarify whether you have any current plans to adopt any amendments to the Company's Bylaws that could be affected by Proposal 1 if it is adopted.

6. See our last comment above. Provide the same disclosure as to your intentions with respect to additional directors for Proposal 2.

Proposal 3, page 3

7. See comment 4 above. You recommend rejection of Proposal 3 because "we believe the Board currently consists of a sufficient number of directors who are committed and obligated to maximizing the Company's value of the benefit of all its stockholders; **not just Eshelman** (*emphasis added*)." Clarify that if elected to the Board, Dr. Eshelman and his nominees would a owe fiduciary duty to act in the best interests of all shareholders of the Company.

Proposal 4, page 3

8. In the last sentence on page 3, explain why you believe that adding four new members to the Board "would actually disrupt and delay [the Company's strategic plans] possibly to the detriment of the Company's stockholders."

Background of the Eshelman Consent Solicitation, page 5

9. We note your statements that you had no record of Dr. Eshelman's ownership interest and that Mr. Eshelman would not provide evidence of his purported ownership interest in the Company. However, we also note your disclosure that at the time of the initial 220 Request, Dr. Eshelman owned 150,000 shares of your common stock. In addition, we note that the Initial 220 Request submitted to the Company on July 16, 2015 appears to

include a letter from UBS Financial Services confirming his ownership of more than 1000 shares of common stock. Please revise.

10. We note your statement in this section of the consent revocation statement and in other soliciting materials that conditioned on Dr. Eshelman providing proof of his ownership interest in the Company, "Mr. Auerbach offered to travel immediately and meet Eshelman face to face to discuss his concerns and any other matters regarding the Company." What is the basis for your statement that you made this offer? We note an email communication dated August 28, 2015 from Company counsel reproduced in Dr. Eshelman's definitive consent statement but it does not seem to support your characterization; rather it seems to suggest that Mr. Auerbach would be willing to meet with a shareholder owning a larger stake in the Company than Dr. Eshelman does. Please revise or advise.

11. We note your statements concerning Eshelman's allegations of "unspecified mismanagement on the part of our Board and senior management" and that Dr. Eshelman "failed to provide any evidence supporting his claims of breach of fiduciary duties." However, we note your statement on page 5 that Dr. Eshelman indicated that the purpose of the request was to enable him to analyze and value his stockholdings in the Company and to ascertain whether the Board had breached its fiduciary duties. As it is not clear that Dr. Eshelman has made any accusations of misconduct or breaches of fiduciary duties by the Company's Board, please provide a basis for these statements or delete them.

12. We note your statements alleging Dr. Eshelman's "attempt to bully us by grossly overstating his ownership of our Common Stock." We are concerned that statements attributing improper motives are proscribed under Rule 14a-9. In any case, attributing motivations to Dr. Eshelman should be avoided absent direct statements from him regarding his intent, as you are not in a position to know his motivations. Please revise.

13. Please revise your statements in the fifth paragraph on page 6 (beginning at "[o]ver the course of theses communications") to clarify that your conclusions with respect to Dr. Eshelman's "failures" reflect the Company's opinion or belief on these matters.

Form of Consent Revocation

14. Clarify the effect under applicable state law of submitting to the Company a consent revocation marked "No, do not revoke my consent." That is, if a shareholder has previously granted a consent to Dr. Eshelman, does this later-dated consent revocation granted to you revoke the earlier consent? Or reaffirm it? We understand that generally under state law, a later-dated proxy revokes an earlier dated one, and we are uncertain of the impact in the context of this consent solicitation. We note your statement on the form of consent revocation: "Unless otherwise indicated above, this revocation card revokes all prior consents given with respect to the proposals set forth herein." We understand this to

mean that if a shareholder grants you a revocation card but checks the "no" box, the prior consent granted to Dr. Eshelman remains valid. Please advise, with a view to additional explanatory disclosure in the consent revocation statement and on the form of consent revocation if necessary.

<u>DEFA14A filed November 2, 2015 and November 19, 2015</u>

15. We note your statements in these filings that "several significant investors have contacted the Company to express support for management and the Company" and that you have "received significant feedback from existing large institutional investors expressing their support for the Company." Please provide additional information about the investors you refer to identify the beneficial ownership held by such parties and the specific feedback and support received.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions